IN THE MATTER OF

                      FILE NO. 70-9747

             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.   20549

       CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

                            UNDER

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              _________________________________


Allegheny Energy, Inc.         Allegheny Energy Supply Company, LLC
10435 Downsville Pike          4350 Northern Pike
Hagerstown, MD 21740           Monroeville, PA 15146-2841

Monongahela Power Company      Allegheny Energy Service Corporation
(d/b/a Allegheny Power)        10435 Downsville Pike
1310 Fairmont Avenue           Hagerstown, Maryland 21740
Fairmont, West Virginia 26554

             __________________________________

        THIS IS TO CERTIFY THAT in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration referenced herein and the related Orders of the Securities and Exchange Commission with respect thereto, Applicants have carried out the transactions listed below:

     Pursuant  to  Holding  Co.  Release  No.  27384,
     issued  in File No. 70-9747, the Applicants,  on
     June  1,  2001:  (1) formed and capitalized  one
     first   tier  single  member  limited  liability
     corporation ("MP Transferring Agent, LLC") and a
     second  tier  corporation ("MP Genco")  for  the
     purpose   of  transferring  and  /  or   holding
     electric  generating assets, rights,  interests,
     and   obligations;   (2)   transferred   certain
     electric  generating assets, rights,  interests,
     and  obligations;  (3)  issued  notes;  and  (4)
     entered into leaseback, debt assumption, service and operating agreements.

          This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the six months during which the above-described transactions were consummated. Further Certificates of Notification will be filed as to the carrying out of any future transactions under authorization of the aforesaid Order and "past tense" opinions of counsel as to all of the transactions authorized by the Order will be filed at the time the last of such transactions has been carried out.


                                 ALLEGHENY ENERGY, INC.

                                 /s/ MARLEEN BROOKS

                                 Marleen Brooks
                                 Secretary of Allegheny Energy, Inc.


Date: August 9, 2001